Exhibit 99.1

Cheetah Mobile Announces Third Quarter 2017

Unaudited Consolidated Financial Results

Beijing, China, November 21, 2017 – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with strong global vision, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Financial Highlights

•	Total revenues increased by 5.9% year over year to RMB1,194.7 million (US$179.6 million), mostly driven by the Company’s growth in mobile revenues, which increased by 16.9% year over year and achieved a record high during the third quarter of 2017.

•	Operating profit increased to RMB132.3 million (US$19.9 million) from an operating loss of RMB33.8 million in the same period last year. Non-GAAP operating profit increased by 303.4% year over year to RMB153.7 million (US$23.1 million).

•	Net income attributable to Cheetah Mobile shareholders increased to RMB139.7 million (US$21.0 million) from RMB0.4 million in the same period last year. Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 122.5% year over year to RMB161.1 million (US$24.2 million) in the third quarter of 2017.

•	The Company generated RMB197.8 million (US$29.7 million) of net cash from operating activities and RMB192.3 million (US$28.9 million) of free cash flow[1] in the third quarter of 2017.

Third Quarter 2017 Key Operating Metrics

•	The average number of global mobile monthly active users (“Mobile MAUs”) was 589.0 million in the third quarter of 2017. The number of Mobile MAUs from markets outside of China, or overseas markets, accounted for 75.4% of the total number of Mobile MAUs in the third quarter of 2017.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “Our overall business remained robust both financially and operationally in the third quarter of 2017. Notably, the performance of our mobile game business outperformed our expectations with both revenues and profits continuing to grow at a healthy pace in this quarter. In addition, we further enhanced our lead in artificial intelligence (“A.I.”) technologies by acquiring approximately 30% equity interest in Beijing OrionStar, an A.I. technology company. A.I. technologies allow us to better serve our massive global user base by creating more product and service offerings and delivering more personalized experiences.”

Mr. Vincent Jiang, Cheetah Mobile’s Chief Financial Officer, commented, “I am pleased to announce that both operating profit and net profit continued to grow, with net profit achieving a record high in the third quarter of 2017. During the third quarter, we continued to optimize costs and expenses for our utility products and related services. Meanwhile, we gradually disposed of some of our non-strategic assets. These initiatives further improved our cash generation capability and allowed us to reallocate the Company’s resources to execute our A.I. strategy, which we believe will help unlock the long-term value of our nearly 600 million global mobile MAUs.”

[1]	Free cash flow is defined as net cash generated by operating activities less capital expenditure

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Third Quarter 2017 Consolidated Financial Results

REVENUES

Total revenues increased by 5.9% year over year to RMB1,194.7 million (US$179.6 million) in the third quarter of 2017.

•	Revenues from utility products and related services, which include mobile utility applications, internet browsers and PC security software, decreased by 14.6% year over year to RMB824.8 million (US$124.0 million) in the third quarter of 2017. The year-over-year decrease was primarily due to a decrease in PC revenues as internet traffic in China continued to migrate from PC to mobile devices. To a lesser extent, the year-over-year decrease was also due to a decline in revenues from mobile utility products and related services in the overseas markets, as certain ad formats have been discontinued by one of our overseas third-party advertising partners.

•	Revenues from the mobile entertainment business, which includes Live.me, News Republic, and mobile games, increased by 123.9% year over year to RMB362.4 million (US$54.5 million). The year-over-year increase was primarily driven by a rapid growth in Live.me’s broadcasting revenues and the Company’s enriched mobile game portfolio as a result of the introduction of several new mobile games earlier this year.

By platform, revenues generated from the mobile business increased by 16.9% year over year to RMB1,050.3 million (US$157.9 million) in the third quarter of 2017, primarily driven by the rapid growth of the Company’s Live.me business in the overseas markets and the increase in its mobile game revenues, particularly in the overseas markets.

By region, revenues generated from the overseas markets increased by 11.2% year over year to RMB800.5 million (US$120.3 million) in the third quarter of 2017.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 1.0% year over year to RMB399.7 million (US$60.1 million) in the third quarter of 2017. The year-over-year decrease was primarily driven by a decrease in bandwidth costs and internet data center costs as the Company continued to optimize its product offerings and improve its operating efficiency. Non-GAAP cost of revenues decreased by 1.0% year over year to RMB399.7 million (US$60.1 million) in the third quarter of 2017.

Gross profit increased by 9.7% year over year to RMB795.0 million (US$119.5 million) in the third quarter of 2017. Non-GAAP gross profit increased by 9.7% year over year to RMB795.0 million (US$119.5 million) in the third quarter of 2017.

OPERATING INCOME AND EXPENSES

Total operating expenses decreased by 12.6% year over year to RMB662.7 million (US$99.6 million) in the third quarter of 2017. Total non-GAAP operating expenses decreased by 6.6% year over year to RMB641.2 million (US$96.4 million) in the third quarter of 2017.

•	Research and development (R&D) expenses decreased by 25.9% year over year to RMB174.6 million (US$26.3 million) in the third quarter of 2017, primarily due to lower share-based compensation expenses for the Company’s utility products and services business and reduced R&D head count for the Company’s News Republic business. Non-GAAP R&D expenses, which exclude share-based compensation expenses, decreased by 13.9% year over year to RMB171.8 million (US$25.8 million) in the third quarter of 2017.

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•	Selling and marketing expenses increased by 4.5% year over year to RMB409.0 million (US$61.5 million) in the third quarter of 2017, primarily due to increased promotional activities for the Company’s mobile game business. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 6.6% year over year to RMB410.7 million (US$61.7 million) in the third quarter of 2017.

•	General and administrative expenses decreased by 37.1% year over year to RMB88.7 million (US$13.3 million) in the third quarter of 2017. The year-over-year decrease was primarily attributable to a decrease in allowance for doubtful accounts, lower administrative expenses, and lower share-based compensation expenses. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, decreased by 38.7% year over year to RMB68.4 million (US$10.3 million) in the third quarter of 2017.

Operating profit increased to RMB132.3 million (US$19.9 million) in the third quarter of 2017 from an operating loss of RMB33.8 million in the same period last year. Non-GAAP operating profit increased by 303.4% year over year to RMB153.7 million (US$23.1 million) in the third quarter of 2017.

The Company has reported its operating profit along the following segments since the second quarter of 2017:

•	Operating profit for utility products and related services increased by 14.4% year over year to RMB260.5 million (US$39.2 million) in the third quarter of 2017, mainly due to the optimization of cost and expense structure of utility products and services.

•	Operating loss for the mobile entertainment business was RMB105.0 million (US$15.8 million) in the third quarter of 2017, mainly due to the Company’s increased investments in its content-driven products. The Company’s mobile entertainment business had operating losses of RMB189.6 million in the same period last year. The reduced loss was mainly driven by year-over-year increases in revenues generated from the Company’s Live.me and mobile game businesses.

Share-based compensation expenses decreased by 70.3% year over year to RMB21.4 million (US$3.2 million) in the third quarter of 2017. The decrease resulted from a combination of several factors. The Company employed an accelerated method to recognize share-based compensation expenses. As a significant number of share-based awards were granted by the Company around its IPO in 2014 and most of these awards approached the end of their vesting periods in 2017, there was a year-over-year decrease of the Company’s share-based compensation expenses in the third quarter of 2017. In addition, fewer share-based awards were granted in 2017 than in previous years, and more unvested awarded shares were forfeited in 2017 to date.

IMPAIRMENT OF INVESTMENTS

Impairment of investments were RMB65.5 million (US$9.8 million) in the third quarter of 2017, primarily due to a one-time non-cash write-down of an investment asset, which the Company considered other-than-temporary, to its fair value. This write-down was the result of lower-than-expected performance and financial position of the investment asset.

OTHER INCOME, NET

Other income, net, was RMB82.6 million (US$12.4 million) in the third quarter of 2017, primarily consisting of gains from disposals of certain investment assets in the third quarter of 2017.

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NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased to RMB139.7 million (US$21.0 million) in the third quarter of 2017 from RMB0.4 million in the same period last year. Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 122.5% year over year to RMB161.1 million (US$24.2 million) in the third quarter of 2017.

NET INCOME PER ADS

Diluted income per ADS increased to RMB0.95 (US$0.14) in the third quarter of 2017 from RMB0.00 in the same period last year. Non-GAAP diluted income per ADS increased by 115.7% year over year to RMB1.10 (US$0.17) in the third quarter of 2017.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) increased by 133.4% year over year to RMB186.9 million (US$28.1 million) in the third quarter of 2017.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of September 30, 2017, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2,357.9 million (US$354.4 million).

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In the third quarter of 2017, the Company generated RMB197.8 million (US$29.7 million) of net cash from operating activities and RMB192.3 million (US$28.9 million) of free cash flow.

SHARES ISSUED AND OUTSTANDING

As of September 30, 2017, the Company had a total of 1,441,330,950 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Recent Developments

Departure of the Company’s Chief Technology Officer

Cheetah Mobile today announced that Mr. Charles Fan will resign as Chief Technology Officer of the Company for personal reasons, effective November 30, 2017.

Federal Securities Class Action

Cheetah Mobile announced that a federal securities class action was filed against the Company on November 8, 2017, with allegations based on a short report issued on October 26, 2017. The Company believes the allegations in the short report and the claims in the class action are without merit and intends to defend itself vigorously.

Business Outlook

For the fourth quarter of 2017, the Company expects its total revenues to be between RMB1,250 million (US$188 million) and RMB1,310 million (US$197 million). This estimate represents management’s preliminary view as of the date of this release, which is subject to change.

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Conference Call Information

The Company will hold a conference call on Tuesday, November 21, 2017 at 8:00 a.m. Eastern Time or 9:00 p.m. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.6533 to US$1.00, the exchange rate in effect as of September 30, 2017, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company with strong global vision. It has attracted hundreds of millions of monthly actively users through its mobile utilities products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, and its live streaming product Live.me. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•	Non-GAAP cost of revenues reflects cost of revenues excluding the portion of share-based compensation expenses allocated to cost of revenues.

•	Non-GAAP gross profit reflects gross profit excluding the portion of share-based compensation expenses allocated to gross profit.

•	Non-GAAP operating income and expenses reflect operating income and expenses excluding the portion of share-based compensation expenses allocated to operating expenses.

•	Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•	Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•	Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders excluding net income attributable to redeemable noncontrolling interests, divided by weighted average number of diluted ADSs.

•	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

•	Free cash flow is net cash generated by operating activities less capital expenditure.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR, Inc.

Xueli Song

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	31-Dec-16	30-Sep-17	30-Sep-17
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,411,000	1,652,868	248,428
Restricted cash	167,751	74,862	11,252
Short-term investments	361,499	630,185	94,718
Accounts receivable	600,885	539,386	81,070
Prepayments and other current assets	571,306	576,795	86,693
Due from related parities	44,278	41,345	6,214
Deferred tax assets	15,527	—	—

Total current assets	3,172,246	3,515,441	528,375

Non-current assets:
Property and equipment, net	117,439	95,021	14,282
Intangible assets, net	227,251	157,335	23,648
Goodwill	943,922	922,988	138,726
Investment in equity investees	100,063	108,538	16,313
Other long term investments	877,094	1,017,140	152,878
Due from related parities	—	3,139	472
Deferred tax assets	74,809	115,545	17,367
Other non-current assets	28,310	29,468	4,429

Total non-current assets	2,368,888	2,449,174	368,115

Total assets	5,541,134	5,964,615	896,490

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans	379,544	377,865	56,794
Accounts payable	194,882	167,209	25,132
Accrued expenses and other current liabilities	1,359,758	1,183,269	177,847
Deferred revenue	48,661	42,699	6,418
Due to related parties	71,167	91,435	13,743
Income tax payable	12,209	37,433	5,626

Total current liabilities	2,066,221	1,899,910	285,560

Non-current liabilities:
Bank loans	118,797	84,167	12,650
Deferred revenue	6,001	5,441	818
Deferred tax liabilities	112,438	108,694	16,337
Other non-current liabilities	36,499	31,525	4,738

Total non-current liabilities	273,735	229,827	34,543

Total liabilities	2,339,956	2,129,737	320,103

Mezzanine equity:
Redeemable noncontrolling interests	—	313,449	47,112

Shareholders’ equity:
Ordinary shares	230	233	35
Treasury stock	(178,991)	(178,991)	(26,903)
Additional paid-in capital	2,725,675	2,814,201	422,977
Retained earnings	237,293	537,924	80,851
Accumulated other comprehensive income	228,145	135,210	20,323

Total Cheetah Mobile shareholders’ equity	3,012,352	3,308,577	497,283
Noncontrolling interests	188,826	212,852	31,992

Total equity	3,201,178	3,521,429	529,275

Total liabilities, mezzanine equity and equity	5,541,134	5,964,615	896,490

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive (Loss) Income

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	30-Sep-16	30-Jun-17	30-Sep-17	30-Sep-17
	RMB	RMB	RMB	USD
Revenues	1,128,326	1,201,561	1,194,687	179,564
Utility products and related services	966,306	820,342	824,764	123,964
Mobile entertainment	161,897	371,034	362,448	54,476
Others	123	10,185	7,475	1,124

Cost of revenues (a)	(403,900)	(461,089)	(399,664)	(60,070)

Gross profit	724,426	740,472	795,023	119,494

Operating income and expenses:
Research and development (a)	(235,541)	(166,983)	(174,646)	(26,250)
Selling and marketing (a)	(391,496)	(413,116)	(409,045)	(61,480)
General and administrative (a)	(141,168)	(99,996)	(88,737)	(13,337)
Impairment of goodwill and intangible assets	—	(172)	—	—
Other operating income	9,938	6,022	9,739	1,464

Total operating income and expenses	(758,267)	(674,245)	(662,689)	(99,603)

Operating (loss) profit	(33,841)	66,227	132,334	19,891
Other income (expense):
Interest income, net	727	3,380	7,380	1,109
Changes in fair value of redemption right and put options granted	251	82	(198)	(30)
Settlement and changes in fair value of contingent consideration	981	(8,224)	—	—
Foreign exchange gain (loss), net	1,672	(6,627)	(3,867)	(581)
Impairment of investments	—	—	(65,461)	(9,839)
Losses from equity method investments, net	(451)	(477)	(582)	(87)
Other income, net	30,949	23,659	82,568	12,410

Income before taxes	288	78,020	152,174	22,873
Income tax benefits (expenses)	7,873	(4,664)	(7,767)	(1,167)

Net income	8,161	73,356	144,407	21,706

Less: net income attributable to noncontrolling interests	7,716	3,157	4,727	710

Net income attributable to Cheetah Mobile shareholders	445	70,199	139,680	20,996

Earnings per share
Basic	0.00	0.05	0.10	0.02
Diluted	0.00	0.05	0.09	0.01

Earnings per ADS
Basic	0.00	0.48	0.97	0.15
Diluted	0.00	0.47	0.95	0.14

Weighted average number of shares outstanding
Basic	1,381,491,089	1,392,558,263	1,396,601,023	1,396,601,023
Diluted	1,417,898,001	1,430,957,071	1,429,237,411	1,429,237,411
Weighted average number of ADSs outstanding
Basic	138,149,109	139,255,826	139,660,102	139,660,102
Diluted	141,789,800	143,095,707	142,923,741	142,923,741

Other comprehensive loss, net of tax of nil
Foreign currency translation adjustments	12,347	(38,948)	(48,572)	(7,300)
Reclassification adjustments for gains included in net income	(21,666)	—	—	—

Other comprehensive loss	(9,319)	(38,948)	(48,572)	(7,300)

Total comprehensive (loss) income	(1,158)	34,408	95,835	14,406
Less: Total comprehensive income attributable to noncontrolling interests	8,522	1,380	2,604	391

Total comprehensive (loss) income attributable to Cheetah
Mobile shareholders	(9,680)	33,028	93,231	14,015

(a) Share-based compensation expenses
Cost of revenues	187	872	(63)	(9)
Research and development	35,956	3,802	2,847	428
Selling and marketing	6,352	4,956	(1,680)	(253)
General and administrative	29,449	14,552	20,288	3,049

Total	71,944	24,182	21,392	3,215

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Three Months Ended September 30, 2017
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,194,687				1,194,687		179,564
Cost of revenues	(399,664)	33.5%	(63)	0.0%	(399,727)	33.5%	(60,081)

Gross profit	795,023	66.5%	(63)	0.0%	794,960	66.5%	119,483

Research and development	(174,646)	14.6%	2,847	0.2%	(171,799)	14.4%	(25,822)
Selling and marketing	(409,045)	34.2%	(1,680)	0.1%	(410,725)	34.4%	(61,733)
General and administrative	(88,737)	7.4%	20,288	1.7%	(68,449)	5.7%	(10,288)
Other operating income	9,739	0.8%	—	0.0%	9,739	0.8%	1,464

Total operating income and expenses	(662,689)	55.5%	21,455	1.8%	(641,234)	53.7%	(96,379)

Operating profit	132,334	11.1%	21,392	1.8%	153,726	12.9%	23,104
Net income attributable to Cheetah Mobile shareholders	139,680	11.7%	21,392	1.8%	161,072	13.5%	24,209

Diluted earnings per ordinary share (RMB)	0.09		0.02		0.11
Diluted earnings per ADS (RMB)	0.95		0.15		1.10
Diluted earnings per ADS (USD)	0.14		0.03		0.17

	For The Three Months Ended June 30, 2017
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,201,561				1,201,561
Cost of revenues	(461,089)	38.4%	872	0.1%	(460,217)	38.3%

Gross profit	740,472	61.6%	872	0.1%	741,344	61.7%

Research and development	(166,983)	13.9%	3,802	0.3%	(163,181)	13.6%
Selling and marketing	(413,116)	34.4%	4,956	0.4%	(408,160)	34.0%
General and administrative	(99,996)	8.3%	14,552	1.2%	(85,444)	7.1%
Impairment of goodwill and intangible assets	(172)	0.0%	—	0.0%	(172)	0.0%
Other operating income	6,022	0.5%	—	0.0%	6,022	0.5%

Total operating income and expenses	(674,245)	56.1%	23,310	1.9%	(650,935)	54.2%

Operating profit	66,227	5.5%	24,182	2.0%	90,409	7.5%
Net income attributable to Cheetah Mobile shareholders	70,199	5.8%	24,182	2.0%	94,381	7.9%

Diluted earnings per ordinary share (RMB)	0.05		0.01		0.06
Diluted earnings per ADS (RMB)	0.47		0.17		0.64

	For The Three Months Ended September 30, 2016
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,128,326				1,128,326
Cost of revenues	(403,900)	35.8%	187	0.0%	(403,713)	35.8%

Gross profit	724,426	64.2%	187	0.0%	724,613	64.2%

Research and development	(235,541)	20.9%	35,956	3.2%	(199,585)	17.7%
Selling and marketing	(391,496)	34.7%	6,352	0.6%	(385,144)	34.1%
General and administrative	(141,168)	12.5%	29,449	2.6%	(111,719)	9.9%
Other operating income	9,938	0.9%	—	0.0%	9,938	0.9%

Total operating income and expenses	(758,267)	67.2%	71,757	6.4%	(686,510)	60.8%

Operating (loss) profit	(33,841)	3.0%	71,944	6.4%	38,103	3.4%
Net income attributable to Cheetah Mobile Shareholders	445	0.0%	71,944	6.4%	72,389	6.4%

Diluted earnings per ordinary share (RMB)	0.00		0.05		0.05
Diluted earnings per ADS (RMB)	0.00		0.51		0.51

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, in’000, except for percentage)

	For The Three Months Ended September 30, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	824,764	362,448	7,475	—	1,194,687	179,564
Operating profit (loss)	260,490	(104,957)	(1,807)	(21,392)	132,334	19,891
Operating margin	31.6%	(29.0)%	(24.2)%		11.1%	11.1%

	For The Three Months Ended June 30, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	820,342	371,034	10,185	—	1,201,561
Operating profit (loss)	212,849	(122,069)	(371)	(24,182)	66,227
Operating margin	25.9%	(32.9)%	(3.6)%		5.5%

	For The Three Months Ended September 30, 2016
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	966,306	161,897	123	—	1,128,326
Operating profit (loss)	227,658	(189,576)	21	(71,944)	(33,841)
Operating margin	23.6%	(117.1)%	17.1%		(3.0)%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

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CHEETAH MOBILE INC.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ’000)

For The Three Months Ended
	30-Sep-16	30-Jun-17	30-Sep-17	30-Sep-17
	RMB	RMB	RMB	USD
PC	230,125	162,771	144,377	21,700
Mobile	898,201	1,038,790	1,050,310	157,864

Total	1,128,326	1,201,561	1,194,687	179,564

CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ’000)

For The Three Months Ended
	30-Sep-16	30-Jun-17	30-Sep-17	30-Sep-17
	RMB	RMB	RMB	USD
Domestic	408,440	358,655	394,236	59,254
Overseas	719,886	842,906	800,451	120,310

Total	1,128,326	1,201,561	1,194,687	179,564

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ’000)

For The Three Months Ended
	30-Sep-16	30-Jun-17	30-Sep-17	30-Sep-17
	RMB	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	445	70,199	139,680	20,996
Add:
Income tax (benefits) expenses	(7,873)	4,664	7,767	1,167
Interest income, net	(727)	(3,380)	(7,380)	(1,109)
Depreciation and amortization	41,959	36,166	33,162	4,984
Net income attributable to noncontrolling interests	7,716	3,157	4,727	710
Other non-operating income, net	(33,402)	(8,413)	(12,460)	(1,873)
Share-based compensation	71,944	24,182	21,392	3,215

Adjusted EBITDA	80,062	126,575	186,888	28,090

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